A STRATEGIC COMBINATION FOR LONG-TERM GROWTH October 17, 2017 + Filed by Amneal Pharmaceuticals LLC pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Impax Laboratories, Inc. Commission File No.: 001-34263

Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to that certain Business Combination Agreement by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax, Amneal or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526. Copies of the documents filed with the SEC by Amneal will be available free of charge by contacting Amneal Investor Relations at (908) 947-3740 or by email at investor_relations@amneal.com. Participants in Solicitation Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Non-GAAP Financial Measures This presentation (i) contains non-GAAP measures, (ii) uses terms which are not generally used in presentations made in accordance with GAAP, (iii) uses terms which are not measures of financial condition or profitability, (iv) should not be considered as an alternative to GAAP financial measures and (v) contains terms which are unlikely to be comparable to similar measures used by other companies. The Company believes that the inclusion of such measures and terms is appropriate as it provides useful information to management and investors regarding certain financial and business trends relating to the Company. Reconciliations of certain non-GAAP measures to the comparable GAAP financial measures are included in in this presentation. Trademarks referenced herein are the property of their respective owners. ©2017 Impax Laboratories, Inc. All Rights Reserved. Forward Looking Statement

Important Information for Investors and Shareholders Cautionary Note Regarding Forward-Looking Statements   This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Amneal cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Forms 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than as described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Amneal on the date hereof, and unless legally required, Amneal disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Agenda TRANSACTION OVERVIEW & RATIONALE Paul Bisaro – Impax President & CEO COMBINED R&D & OPERATIONS Chintu Patel – Amneal Founder & Co-CEO AMNEAL OVERVIEW & COMMERCIAL OPERATIONS Chirag Patel – Amneal Founder & Co-CEO COMBINED FINANCIAL PROFILE Bryan Reasons – Impax CFO 1 2 3 4 5 CLOSING REMARKS Paul Bisaro 6 QUESTIONS & ANSWERS

Transaction Overview & Rationale 1 Paul BISARO Impax President & CEO

A Strategic Combination for Long-Term Growth Per Last Twelve Months IMS Gross Revenues as of June 2017. Includes expected Year 1 run-rate synergies. See slide 20 for detail. In addition to the previously announced Impax standalone cost savings initiatives. Expanded Portfolio to Drive Growth Creates 5th largest U.S. generics company(1) Increases scale and diversification across currently marketed product families and R&D pipeline High-margin specialty franchise is expected to provide stable cash flow and a long-term growth platform Significant Financial Benefits Annual double-digit revenue, adjusted EBITDA and adjusted EPS growth over next 3 years driven by already filed new product launches Significant projected cash flow generation enables de-leveraging and future investment in high-growth specialty and other adjacencies Accretive to Impax’s adjusted EPS in the first 12 months after close(2) $200 million in expected annual synergies within 3 years(3)

Combination Fuels Long-Term Growth Estimated Revenue ($billions) Estimated Adjusted EBITDA(1) ($billions) Double-Digit Revenue & Adjusted EBITDA Growth Projected Over Next 3 Years Driven by a Diversified Portfolio of Generic Products Filed at FDA 2017E includes expected Year 1 run-rate synergies. 2020E includes expected Year 3 run-rate synergies. See slide 20 for detail. ~$1.75-$1.85 ~22% CAGR ~12% CAGR

Transaction Overview & Terms

Transaction Summary

- **All equity business combination**
  - Pro forma ownership: Amneal Holdings 75% / Impax shareholders: 25%(1)
- **NewCo will be issuing ~232 million shares(2) to Amneal Holdings members**
  - Combined company will be named Amneal Pharmaceuticals Inc. ("NewCo")
  - Structured as an "Up-C" with Tax receivable agreement split 85% Amneal Holdings members / 15% NewCo
- **Amneal Holdings members have entered into an ~$855 million private placement, reducing pro forma ownership from ~75% to ~60%(3)**
- **Net debt at close of approximately $2.5B**
- **NewCo to be headquartered in Bridgewater, NJ**

Deal Terms

- **NewCo leadership**
  - Chirag Patel and Chintu Patel will be Co-Chairmen of the Board
  - Paul Bisaro will be CEO
  - Bryan Reasons will be CFO
- **NewCo Board of Directors**
  - Amneal Holdings will nominate six Board members, with Impax nominating five
  - Current Impax Chairman Bob Burr to be lead outside director
  - Amneal Holdings' Board representation will step down pro rata with its ownership interest once it falls below 50%
- **180 days lock-up restricting transfer of shares**

(1) *Subject to adjustment for dilutive impact of outstanding IPXL options at time of closing.*
(2) *Based on closing share price of $19.95 for IPXL as of October 16, 2017*
(3) *In connection with the transaction, Amneal Holdings members have entered into definitive purchase agreements with select institutional investors including TPG and funds affiliated with Fidelity Management & Research Company to sell approximately 46.8 million unregistered common shares at $18.25 per share in a private placement for gross proceeds of approximately $855 million, or approximately 15% of fully diluted common shares outstanding on an as converted basis.*

amneal PHARMACEUTICALS + Impax
8

Transaction Timeline Transaction timeline post-announcement: FTC / Hart-Scott-Rodino filings Minimal overlap of existing generic products Complete pre-close integration planning Estimated transaction close – First Half 2018 Timeline

Poised for Success in Evolving Market Dynamics Filed generic pipeline contains industry leading, high-value product opportunities(1) across multiple dosage forms Fully diversified, cost efficient manufacturing and development capability provides access to high-value generic product opportunities Positions new combined company to be a leader in creative go-to-market strategies/alternative distribution Specialty franchise provides stable cash flow and long-term growth platform Opportunity to drive sales growth by selectively leveraging high value pipeline assets for international markets Cash flow allows for ability to accelerate growth High value opportunities are eFTF, FTF, FTM and other high value opportunities with 0 to 3 competitors.

Amneal Overview & Commercial Operations 2 Amneal Founder & Co-CEO PATEL Chirag

Amneal Overview Founded by Chirag Patel and Chintu Patel in 2002 Built on a unique culture driven by a passion for growth, entrepreneurship and quality U.S. focused with commercial presence in U.K. & Germany ~5,100 total employees Differentiated pipeline and robust organic R&D platform focused on complex generics 130 products on file and 143 products in-development ~50% of filed and in-development pipeline consists of high value products(1) Full range of in-house development and manufacturing capabilities High quality global generics platform poised for significant growth Investment in organic R&D has been the driving factor behind Amneal’s success 14% net revenue CAGR and 15% adjusted EBITDA CAGR for 2014A-2016A Significant capital investment has created comprehensive dosage form capability and capacity R&D centers across global manufacturing platform Data as of September 30, 2017. High value opportunities are eFTF, FTF, FTM and other high value opportunities with 0 to 3 competitors.

Augments Portfolio & Pipeline

- Expands combined generic portfolio to ~165 marketed generic product families[1] and generic pipeline to ~150 ANDAs filed[1]
- Accelerates Amneal's entry into specialty pharmaceuticals and bolsters Impax's generic pipeline
- Complements Amneal's capabilities on multiple dosage forms including orals, injectables, topicals, transdermals and inhalation, while providing Impax with internal API capability
- Creates foothold into commercialization of Biosimilars



U.S. GENERICS PLAYERS:
FILED ANDAS (2)
314
234
150
140
130
110
20
18
TEVA
Mylan
amneal PHARMACEUTICALS + Impax
FRESENIUS + AKORN(3)
amneal PHARMACEUTICALS
endo
Impax
Lannett

amneal PHARMACEUTICALS + Impax

(1) As of September 30, 2017.
(2) 2017 publicly disclosed data as of: Teva - August 3, Mylan – October 5, Endo – August 8, Lannett – August 23, Amneal & Impax – September 30. Excludes Indian Gx players.
(3) Pro forma for Fresenius's acquisition of Akorn; represents Akorn's 85 filed ANDAs and 55 products in Fresenius's pipeline on June 22, 2017.

13

Enhances Commercial Position

- **#1 or #2 position in ~50% of commercial portfolio[(1)]**
- **Provides greater revenue diversification**
  - Top 5 generic product net revenue contribution ~25%[(2)]
- **Opportunity to further capture long-term benefits of NewCo development engine**
  - NewCo has invested >$1 billion in R&D over the past five years (from 2012A – 2017E)

Examples of Currently Marketed High-Value Products


Yuvafem

Yuvafem
(Estradiol Vaginal Tablets)
~$100mm+



Adrenaclick (epinephrine auto-injector)
~$100mm+



Diclofenac Sodium Topical Gel 1%
~$80mm+


Oxymorphone
Hydrochloride
40 mg

Oxymorphone Hydrochloride ER
~$75mm+

12+ Pipeline Products with Estimated Peak Sales Potential >$50 million each

(1) *Per IMS Health July 2017.*
(2) *Combined company top 5 generic product revenue as a percent of total company net revenue for the last 12 months ended June 30, 2017.*

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Combined R&D and Operations 3 Amneal Founder & Co-CEO PATEL Chintu

Operational Excellence Accomplished Research and Development capabilities in the U.S., India and Ireland 7 R&D Centers co-located within global manufacturing footprint State-of-the-art manufacturing infrastructure in place: Cost efficient sites in India and the U.S., complemented by high-end manufacturing for complex products In-house infrastructure has capability to handle both commercial and pipeline products Significant investment already made, with limited maintenance Capex to support existing platform Strong quality systems: Consistent track record with 59 successful U.S. FDA inspections across the manufacturing network Existing infrastructure supports improved gross margin for the new Amneal

Diversified, High-Value Combined Pipeline ~315 total projects in the combined pipeline, of which ~50%+ are high value opportunities(1) Expected annual pro forma combined R&D investment: ~10% of revenues COMBINED HISTORICAL ANDA FILINGS BY YEAR AND TYPE Data as of September 30, 2017. High value opportunities are eFTF, FTF, FTM and other high value opportunities with 0 to 3 competitors. DEVELOPMENT PIPELINE: ~165 PROJECTS FILINGS: ~150 ANDAS 14% 37% 14% 7% 15% 7% 1% 2%

Diverse and Expansive Manufacturing Technology Capabilities

amneal PHARMACEUTICALS + Impax

U.S. AND EUROPE | **INDIA**

SOD	LIQUID / TOPICAL	TRANSDERMAL	RESPIRATORY	STERILE / ASEPTIC / SOD	API
					
HAYWARD, CA, BROOKHAVEN & HAUPPAUGE, NY	BRANCHBURG & PISCATAWAY, NJ	PISCATAWAY, NJ	CASHEL, IRELAND	AHMEDABAD & HYDERABAD, INDIA	VIZAG & DEHEJ, INDIA
▪ Tablets, Capsules, Softgels ▪ Controlled Substances ▪ Hormonal ▪ Complex dosages	▪ Solutions, Suspensions ▪ Creams, Gels, Ointments ▪ Nasal Sprays ▪ Hormonal	▪ Patches ▪ Oral Thin Films ▪ Hormonal	▪ Dry Powder Inhalers ▪ Metered Dose Inhalers	▪ Injectables ▪ Oncology Injectables ▪ Complex Injectables ▪ Ophthalmics ▪ Otics ▪ Tabs / Caps	▪ Complex Chemistries ▪ Potent molecules ▪ High volume production

R&D Co-Located Within 7 Facilities

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Combined Financial Profile 4 Impax CFO REASONS Bryan

Financially Compelling Combination

Bolsters Financial Growth

- Impax reaffirms standalone 2017E financial guidance
- NewCo expected to generate pro forma 2017E adjusted EBITDA of ~$600-$650 million[1]
- NewCo expected to generate pro forma 2018E adjusted EBITDA of ~$700-$750 million[1]
- Accretive to Impax's adjusted EPS in the first 12 months after close[1]
- Double-digit revenue, adjusted EBITDA and adjusted EPS growth over next 3 years
- Immediately delivering substantial projected free cash flow and enables de-leveraging within 12 months
  - Target net leverage: 2.5-3.5x

Significant Synergy Opportunity

- $200 million in expected annual synergies within 3 years[2]
- Builds on Impax's existing cost improvement plan
- Enhanced internal capabilities and less reliance on 3rd party manufacturing, reducing costs and improving margin

Run-rate Synergies Achieved by:

($ in millions)


$200
$125-$150
$80-$120
Year 1
Year 2
Year 3

amneal PHARMACEUTICALS + Impax

(1) *Includes expected Year 1 run-rate synergies.*
(2) *In addition to the previously announced Impax standalone cost savings initiatives.*

20

Expected interest rate of LIBOR + 350(1) All debt financed with no primary equity financing Projected strong adjusted EBITDA growth and free cash flow will enable deleveraging Expected net leverage at close of ~4.0x trailing 12 months pro forma adjusted EBITDA Combined balance sheet and strong cash flow profile will allow for continued investment in growth Fully Committed Financing in Place at Signing Financing Commitment 1-month LIBOR is ~1.24% as of October 16, 2017.

Paul BISARO Impax President & CEO Closing Remarks 5

A Strategic Combination for Long-Term Growth Per Last Twelve Months IMS Gross Revenues as of June 2017. Includes expected Year 1 run-rate synergies. See slide 20 for detail. In addition to the previously announced Impax standalone cost savings initiatives. Expanded Portfolio to Drive Growth Creates 5th largest U.S. generics company(1) Increases scale and diversification across currently marketed product families and R&D pipeline High-margin specialty franchise is expected to provide stable cash flow and a long-term growth platform Significant Financial Benefits Annual double-digit revenue, adjusted EBITDA and adjusted EPS growth over next 3 years driven by already filed new product launches Significant projected cash flow generation enables de-leveraging and future investment in high-growth specialty and other adjacencies Accretive to Impax’s adjusted EPS in the first 12 months after close(2) $200 million in expected annual synergies within 3 years(3)

Q & A

APPENDIX: COMBINED COMPANY INFORMATION

Pro Forma Capitalization Table ($ in millions) Impax cash balance as of 6/30/2017. Assumes 232 million shares issued to Amneal and closing share price of $19.95 for IPXL as of October 16, 2017. Includes expected Year 1 run-rate synergies. See slide 20 for detail.

Industry-Leading Growth 2017E-2020E Revenue Growth 2017E-2020E EBITDA Growth Source: Peer group projections based on Factset consensus estimates as of September 25, 2017.

Tangible Benefits from Increased Scale Broader product portfolio and dosage form capabilities improve selling opportunities Leverage both companies’ strong relationships with customers Source: IMS Health. Pro forma for Fresenius’s acquisition of Akorn.

Comprehensive Suite of Dosage Form Capabilities Source: Competitive intelligence based on publicly available information. Full Suite of Capabilities in Generics = No Major Investment Anticipated Going Forward IR / ER Solids Injectables Oral Liquids Nasal Sprays Respiratory Ophthalmics Patches Topicals ü ü ü ü ü ü ü ü ü ü ü PARTNER ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü PARTNER ü ü ü ü ü ü ü ü PARTNER PARTNER û ü û ü ü ü PARTNER ü û ü ü PARTNER ü PARTNER û PARTNER û ü ü ü ü ü û PARTNER û ü ü PARTNER ü û ü ü û ü ü ü ü ü ü û û û ü û ü û û û û PARTNER

APPENDIX: AMNEAL

Revenue Growing Through New Launches New launches in 2015 - 2017 more than offset base business decline For the LTM 6/30/17 period, products launched in 2015 and later contributed ~43% of total revenue Revenue by Product Launch Vintage: LTM 6/30/17 ($ Millions) (1) Includes new product royalties.

Strong Quality Systems & Track Record High quality product filings Strong quality systems supporting all aspects of development, analytical testing and manufacturing Solid compliance record year-after-year Ability to flexibly respond and adapt to FDA’s new systems and procedures Includes two inspections at API facilities. Amneal’s facilities have been successfully inspected 59 times since 2002 59 FDA Inspections(1) (since 2002)

Broad Capabilities Across Dosage Forms ORAL SOLIDS & LIQUIDS • IR / ER tablets • Hard Gelatin Capsules • Softgel Capsules • Hormonals • Controlled Substances • Suspensions / Solutions STERILE ASEPTICS • General Injectables • Oncology Injectables • Ophthalmics • Otics COMPLEX INJECTABLES • Peptides • Microspheres • Liposomes • Hormonals TRANSDERMALS • Matrix • Hydrogel • Form Fill Seal • Hormonals RESPIRATORY • Metered Dose • Dry Powder INHALATION • Nasal Spray Pumps • BFS Inhalation TOPICALS • Gels • Creams • Ointments & Devices • Hormonals

History of Strong Financial Growth Robust double-digit top-line growth driven by increasing market share in existing franchises and new product launches Despite higher R&D to support pipeline investments, adjusted EBITDA is projected to continue growing significantly Historical Revenue ($ millions) Historical Adjusted EBITDA ($ millions)(1) 14% CAGR 15% CAGR EBITDA adjusted to exclude certain items laid out on slide 38.

Amneal Selected Financial Data ($ in millions) Note: The financial information with respect to Amneal included herein has been derived from Amneal's historical financial statements, which were prepared and audited in accordance with U.S. GAAP and AICPA standards, but not in accordance with PCAOB standards. Interim financial results are unaudited. Amneal has recorded Intellectual Property legal development expenses as a separate line item in accordance with ASC 730-55-2. These expenses were previously recorded as part of research and development prior to December 2016. Prior year reclassification has been made respectively. In Q1 2017, Amneal entered into an R&D cost sharing agreement with an affiliate, Adello Biologics, pursuant to which Adello paid Amneal $10 million for cumulative R&D spend which Amneal recorded as Income and a receivable. Amneal is terminating this agreement and has increased R&D expense and recorded a liability for the $10 million payment due to Adello. Includes the settlements of certain patent infringement matters on product filings for which Amneal received cash ($11 million in 2016 and $8.65 million in 2015). Patent challenges against innovator patents are customary to Amneal and the generic pharmaceutical industry, and often result in litigation. Includes $18.3 million of non-recurring optimization expenses for upgrades being made to certain facilities.

Amneal Selected Financial Data (cont’d) ($ in millions) Note: The financial information with respect to Amneal included herein has been derived from Amneal's historical financial statements, which were prepared and audited in accordance with U.S. GAAP and AICPA standards, but not in accordance with PCAOB standards. Interim financial results are unaudited. Includes long term and current portions of debt, net of financing fees, and capital lease obligations, as well as revolving credit facility when applicable. In Q1 2017, Amneal entered into an R&D cost sharing agreement with an affiliate, Adello Biologics, pursuant to which Adello paid Amneal $10 million for cumulative R&D spend which Amneal recorded as Income and a receivable. Amneal is terminating this agreement and has increased R&D expense and recorded a liability for the $10 million payment due to Adello.

Amneal Non-GAAP Financial Measures ($ in millions) In 2016, Amneal entered into an agreement with a former development partner to settle a contract dispute. The total amount of the settlement paid by Amneal was $2.8 million. Reflects the impairment of a product purchased in 2013 based on an unfavorable outcome of patent litigation. In 2015, Amneal purchased Member Units from certain employees for $12.5 million in cash. In 2014, Amneal recorded a Medicaid contingency reserve related to a civil investigative demand in Texas. In 2017, Amneal incurred optimization expenses for upgrades being made to certain facilities. Amneal has the commercial rights to distribute Yuvafem and owns the full product rights for Aspirin/Dipyridamole ER. Both of the products are marketed by Amneal and respective royalties are paid to the development partner Kashiv Pharmaceuticals, an affiliate. In 2017, Amneal purchased the full product rights for Yuvafem and the future royalties on Aspirin/Dipyridamole ER from that development partner. These royalties have been added back for the 2016 period. Add-back includes EBITDA impact from specified international entities held for sale (Australia, Spain, Denmark, and the Netherlands).

APPENDIX: IMPAX

Impax Overview Founded in 1994 U.S. focused with generic and specialty branded products ~1,400 total employees Generics business targets high-value solid oral and alternative dosage form ANDAs that are difficult to develop 20 products on file and 22 products in-development 74% of filed and in-development pipeline consists of high value products(1) Specialty Pharma business focused on developing branded Central Nervous System disorder and other specialty products 5 commercialized products including Rytary®, Zomig® Nasal Spray, Albenza®, Emverm® and Dexedrine® 1 product under development - IPX203 for the treatment of symptoms of Parkinson's Complete corporate infrastructure to manage requirements of a public company Data as of September 30, 2017. High value opportunities are eFTF, FTF, FTM and other high value opportunities with 0 to 3 competitors.

Strong Diversified Generic Platform Over two decades of experience in difficult to formulate generics Robust R&D infrastructure with a strong track record of success Diversified portfolio of ~74 commercial products with a mix of solid oral and alternate dosage forms Pipeline of ~40 filed and in development products Partner of choice to commercialize products through Impax’s generics strong BD platform and IP capabilities Strong focus on operational excellence and quality Data as of September 30, 2017.

Driving Growth with Specialty Brands Neurology-focused, specialty pharmaceutical company Rytary ER Capsules approved for treatment of Parkinson's disease, Post-encephalitic parkinsonism, and Parkinsonism that may follow carbon monoxide intoxication and / or manganese intoxication Approved in January 2015 IPX-203 in late Phase 2 development – innovative Parkinson’s therapy designed to improve the symptoms for patients Zomig licensed exclusive US rights from AstraZeneca 116 specialty sales representatives covering neurologists, movement disorder specialists and high prescribing PCPs Anthelmintic franchise includes Albenza and Enverm

Impax Financial Profile Top-line growth driven by acquisitions and increasing generic and specialty product market share in existing franchises and new product launches Significant investments in R&D and Specialty Pharma sales and marketing impacted adjusted EBITDA Historical Revenue ($ millions) Historical Adjusted EBITDA ($millions)(1) Adjusted EBITDA excludes certain items detailed on slide 43.

Impax Non-GAAP Financial Measures ($ in millions)